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                                   Filed by: TMP Worldwide Inc. pursuant to Rule
                                   425 under the Securities Act of 1933, as
                                   amended, and deemed filed pursuant to Rule
                                   14a-12 under the Securities Exchange Act of
                                   1934, as amended.


                                   Subject company: HotJobs.com, Ltd.
                                   Commission File No: 0-26891


December 14, 2001

Dimitri Boylan
Chief Executive Officer
HotJobs.com, Ltd.
406 West 31st Street
New York, NY  10001

Dear Dimitri:

      Our conversations over the last couple of days underscore our shared firm commitment to completing TMP Worldwide's acquisition of HotJobs.com, Ltd. Given the large number of opinions being expressed from all quarters in the past few days, I think it's worth reminding ourselves just why this transaction is such a terrific opportunity, and specifically, why we continue to believe that our current offer represents the best long-term value for HotJobs shareholders.

      HotJobs' shareholders should take a closer look at, and be concerned about, the "value" of Yahoo!'s proposal. Yahoo!'s offer of $10.50 really is worth significantly less than that on an after tax basis. As you know, the cash portion of their proposal would force HotJobs' shareholders to immediately incur a tax liability while our deal is tax free.

      The prospects for the stock portion of Yahoo!'s proposal also puts HotJobs shareholders at risk. Yahoo! currently trades at a lofty 351 times analysts' consensus 2001 earnings per share estimates based on yesterday's share closing of $17.58. That's clearly a level that will be extremely difficult to sustain. Indeed, as Goldman Sachs, Yahoo!'s own investment bankers on the proposed offer, noted in their November 16, 2001 report on Yahoo!, they "believe that [Yahoo!] shares are trading at a significant premium...despite no tangible improvements in the company's fundamentals," a comment published when Yahoo! shares were trading at $14.83, a lower level than they are today. On the other hand, TMP has a proven record of generating consistent profit growth and continues to be on the RECOMMEND LIST for Goldman Sachs.

      Additionally, Yahoo! has tried to create the perception of a regulatory issue where one does not exist. As we have learned from our extensive due diligence, the relevant market in question from a competitive point of view is the ENTIRE recruitment market, of which a combined TMP and HotJobs would comprise only a minor share.

      But no matter how the market is defined, given the ease of entry into the online segment of the recruitment market, it is clear the FTC must conclude that the merger raises no antitrust concerns. The FTC certainly is aware that new entry or repositioning of existing players occurs every year by the hundreds, and HotJobs will quickly be replaced should anticompetitive effects occur. The certainty of entry was confirmed by Yahoo! itself in its statements at Analyst Day on November 15 and its conference call on December 12, 2001, where its chairman repeated that it was going to develop its own job board regardless of its acquisition of HotJobs. Also, the recent dramatic repositioning of sites such as CareerBuilder, the combination of NYTimes.com, BostonWorks.com, and

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CareerJournal.com, and the launch of over 600 new boards in 2001 alone, also confirm that entry is easy.

      There are of course hundreds of other businesses likely to enter or expand their job boards. Those particularly motivated to do so are the newspapers, whose profits have eroded significantly over the last few years by the loss of classified advertising revenue to job boards. The newspapers have the capital and access to free media to drive traffic to their sites, and thus can easily expand their job boards to significant size. The staffing firms are highly motivated and likely to expand or develop job boards. The niche sites, including professional associations, industry specific sites, and geographic sites, are growing in popularity both with employers and job seekers and are certain to replace any competition that may be lost in the markets where HotJobs competes.

      Perhaps most significant, however, is the power our customers themselves have. The greatest source of online hires for most corporate employers are their own websites. These companies have the power, either on their own or through joint sites to maintain competition.

      Given such certainty of entry or repositioning, we believe that there is no intellectually honest way in which the FTC would ultimately seek to block our acquisition of HotJobs.

      As you know, both of our management teams and our respective antitrust counsels are confident that regulatory approval of our proposed merger will be received in a timely manner. Our agreement is well on its way to closing, which we expect to occur in January. Yahoo! itself has stated that it needs to complete the due diligence process, and as such, has made no guarantee that it will even conclude a transaction. Therefore, it seems clear that the merger of TMP and HotJobs can occur much sooner than any transaction between Yahoo! and HotJobs could be completed.

      Dimitri, you can be assured that TMP remains totally committed to completing our agreement with HotJobs. Our agreement offers the best long-term value to HotJobs shareholders. We look forward to completing the transaction and working with you soon.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

      TMP has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The information in these preliminary filings is not complete and may be changed. The definitive proxy statement/prospectus will be sent to the stockholders of HotJobs seeking their approval of the merger. Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents fled with the SEC, because they will contain important information about TMP, HotJobs and the proposed transaction. In addition, you may obtain the documents free of charge at the Web site maintained by the SEC at www.sec.gov. You may also obtain documents filed with the SEC by TMP free of charge by directing a request to Investor Relations, TMP Worldwide Inc., 622 Third Avenue, New York, New York 10017 and you may obtain documents filed with the SEC by HotJobs free of charge by directing a request to Kristine Phillips, HotJobs.com, Ltd., 406 West 31st Street, 9th Floor, New York, New York 10001.

Best regards,

/s/ Andrew J. McKelvey
----------------------
Andrew J. McKelvey
Chairman and CEO



cc:  Julie Shermak, General Counsel, HotJobs
     Mitchell S. Presser, Esq., Wachtell, Lipton, Rosen & Katz